January 4, 2006

Via EDGAR & Overnight Courier
-----------------------------

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0407
Washington, D.C.  20549

     Re:   American Retirement Corporation
           December 31, 2004 Form 10-K and September 30, 2005 Form 10-Q File No. 001-13031

Dear Mr. Spirgel:

     On behalf of American Retirement Corporation (the "Company"), and in response to the staff's comments contained in your letter dated December 19, 2005 (the "Comment Letter"), I submit this letter containing the Company's responses to the Comment Letter. The Company's responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

     In accordance with the Comment Letter, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2004
-----------------------------------------------------

Item 6. Selected Financial Data, page 22
----------------------------------------

1. If the captions "Community operating expenses" and "Operating margin" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "Community operating expenses" or remove the caption "Operating margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales." Please address this in future filings.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 4, 2006
Page 2

     RESPONSE: The Company will revise the presentation of its Selected Financial Data to satisfy the requirements of SAB 11:B by replacing the caption "Community operating expenses" with "Cost of community service revenue (exclusive of depreciation expense shown separately below)", and removing the Operating Margin line item from the table. The Company will modify the "Depreciation and Amortization" line description to read "Depreciation and Amortization (including General and Administrative depreciation and amortization of $XX)". In addition, the General and Administrative line item will be repositioned at the end of the operating expense section, directly below Reimbursed Expenses. The Company will conform the presentation on the face of its Statement of Operations as appropriate. The Company will provide this revised presentation beginning with the Company's annual report on Form 10-K for the fiscal year ended December 31, 2005.

Liquidity and Capital Resources, page 45
----------------------------------------

2. Please tell us your accounting policies for capitalization of expenditures related to maintaining and enhancing communities under your control.

     RESPONSE: In accordance with the Company's policy, expenditures related to maintaining and enhancing communities under its control are capitalized where such expenditures exceed $500 and enhance the value of or increase the economic life of the underlying asset. Maintenance, repairs and other costs that do not enhance the value of or increase the life of the assets are expensed as incurred.

Table of Contractual Obligations, page 46
-----------------------------------------

3.   Please include the required interest payments.

     RESPONSE: The Company will include required interest payments in the Table of Contractual Obligations. This change will be made in all future filings beginning with the Company's annual report on Form 10-K for the fiscal year ended December 31, 2005 (which is currently being prepared).

Form 10-Q for the quarterly period ended September 30, 2005
-----------------------------------------------------------

Condensed Consolidated Statements of Operations, page 5
-------------------------------------------------------

4. Please tell us the factors you considered in your determination of the reversal of tax valuation allowance.

     RESPONSE: In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, the Company previously

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 4, 2006
Page 3

     established a valuation allowance against deferred tax assets as a result of prior reported losses and other factors. As reported in the Company's quarterly report on Form 10-Q for the period ended June 30, 2005, the Company subsequently determined that it was more likely than not that it will realize the benefit of certain of those deferred tax assets and reduced its valuation allowance by approximately $55.7 million. This determination was made following a comprehensive analysis and careful consideration of the factors described below:

     i. The Company's deferred tax assets are comprised primarily of deferred gains on sale-leasebacks and by the delayed timing of entrance fee income of approximately $37 and $39 million, respectively, both of which will reverse in a predictable pattern over a period of five to eight years.

     ii. The Company has reported positive operating and net income for each quarter of the 2005 fiscal year. Based on other factors discussed below, the Company expects this trend to continue.

     iii. Although SFAS No. 109 indicates that a cumulative loss in recent years is a significant source of objective negative evidence that is difficult to overcome, the Company considered the nature and timing of the losses from 2002-2004.

          a. Approximately 87% of the cumulative three-year loss arose in 2002, the earliest of the three years. A major component of this loss was the recognition of approximately $57 million of losses related to the 2001 and 2002 sale-leaseback of recently opened free-standing assisted living units that were still in the initial lease up period.

          b. Furthermore, the Company incurred significant lease and interest costs from 2001 to 2004 as a result of a high cost mezzanine financing. The Company's repayment of the mezzanine financing and improved capital structure resulting from a 2004 sale-leaseback and a 2005 equity offering significantly reduced these costs on a prospective basis.

          c. As of June 30, 2005, the Company had improved occupancy rates for nine of the last ten quarters and had increased contribution margins for ten consecutive quarters. In addition, the free-standing assisted living communities, most of which were opened during the 1999 to 2001 timeframe, were substantially leased up.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 4, 2006
Page 4

     As a result of significantly increased occupancy levels in the Company's free-standing assisted living business segment, the Company has demonstrated its ability to reasonably project future operating results during 2004 and 2005. This ability is complemented by the Company's reduction in leverage and debt costs, minimal interest rate exposure, and its lower-risk growth plans (primarily expansions of existing facilities). The Company's recent operating results exhibit sustained, consistent growth with positive occupancy and pricing trends. The Company's projected income before income taxes is expected to fully utilize the Company's net deferred tax asset by the end of 2009. Therefore, the Company concluded that the timing and nature of the losses over the past three years, the improvement in its capital structure, and consistent improvement in its operating results constituted positive evidence of future earnings that overcame the history of losses in recent years. The foregoing discussion will be disclosed in the Company's critical accounting policy section of the Company's annual report on Form 10-K for the fiscal year ended December 31, 2005.

Item 2. Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations
-------------

Lease Expense, page 33
----------------------

5. Tell about the nature of the contingent earnouts and how you considered these earnouts in determining the appropriate lease classification. It is unclear to us why you changed the lease classification for the leases when the contingent earnouts expired.

     RESPONSE: On November 9, 2001, the Company engaged in a sale-leaseback of two of its free-standing assisted living communities and contemporaneously entered into a contingent earnout agreement which entitled the Company to receive additional proceeds on the third anniversary of the lease term based on operating performance or other factors set forth in the agreement.

     Paragraphs 13(b) and 13(c) of Statement of Financial Accounting Standards No. 98 (SFAS No. 98), Accounting for Leases, provides that if the buyer-lessor is obligated to share with the seller-lessee any portion of the appreciation of the property or there is any provision or circumstance that allows the seller-lessee to participate in any future profits of the buyer-lessor or appreciation of the lease property, the seller-lessee is considered to have continuing involvement. Paragraph 10 of SFAS No. 98 specifies that these transactions do not qualify for sale-leaseback accounting and shall be accounted for by the deposit method or as a financing, whichever is appropriate under SFAS No. 66, Accounting for Sales of Real Estate.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 4, 2006
Page 5

     In applying the guidance provided in SFAS No. 66 and SFAS No. 98, the Company concluded that the transactions were appropriately accounted for as a financing. As such, the Company continued to record fixed assets (land, building, and FF&E) and recorded the financing obligation in the amount of the purchase price for each of the communities. Paragraphs 34 and 35 of SFAS No. 66 provide that when a sale-leaseback transaction is reported as a financing, lease payments (exclusive of an interest portion) decrease the buyer-lessor's note. Collections on the buyer-lessor's note increase the seller-lessee's liability account, a portion of which is recognized using the interest method. The seller-lessee reports the sales proceeds as a liability, continues to report the real estate or the real estate and equipment as an asset, and continues to depreciate the property.

     If a sale-leaseback transaction accounted for as a financing subsequently qualifies for sales recognition under SFAS No. 66 or SFAS No. 98, the transaction is then recorded using sale-leaseback accounting, and the cumulative change in the related balance sheet accounts is included in the computation of the gain recognized in accordance with the provisions of paragraph 27 of SFAS No. 98.

     The Company completed the operating vs. capital lease classification testing required by SFAS No. 13 and noted that upon subsequent qualification as a sale-leaseback (expiration of three year period in which the contingent earn-out is satisfied), the lease would revert to an operating lease. As a result, the Company believes the reclassification of the leases from lease financing obligations to operating leases was appropriate at the termination of the earnout periods as previously reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2005.

Depreciation and Amortization, page 38
--------------------------------------

6. Please provide us more details of the reduction in the depreciable asset lives in July of 2004.

     RESPONSE: On July 15, 2004, the Company completed a multi-property sale-leaseback transaction with a real estate investment trust. Under the terms of the agreement, the Company sold a substantial majority of its interest in the real property and improvements underlying two retirement centers constructed in 1991 and 1992 and one free-standing assisted living community, while retaining a 10% interest in the real estate holding companies that own those three communities. The Company has and will continue to operate the communities involved in the transaction under a master lease.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
January 4, 2006
Page 6

     The master lease was accounted for as an operating lease for one of the retirement centers and as lease financing obligations with respect to the other two communities as a result of several factors constituting the Company's continuing involvement. Prior to the transaction, the Company depreciated the related assets pursuant to its normal depreciation policy for owned assets. At consummation of the sale-leaseback transaction, the Company was required to depreciate the assets over the initial lease term in accordance with paragraph 11(b) of SFAS No. 13.


     Please do not hesitate to contact me at 615-221-2250 if you have any questions or further comments.

                                          Sincerely,



                                          Bryan D. Richardson
                                          Executive Vice President - Finance and
                                          Chief Financial Officer


cc:  T. Andrew Smith, Esq., Bass, Berry & Sims PLC